Exhibit 3.1

A meeting of the shareholders of the Corporation was duly called and held on February 6, 2026, at which meeting a quorum of such shareholders was present in person or by proxy at all times, and that by the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the total voting power of the Corporation, the following Second Amended and Restated Articles of Incorporation of the Corporation were approved and adopted:

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CRAWFORD UNITED CORPORATION

FIRST: The name of the Corporation is Crawford United Corporation.

SECOND: The principal office of the Corporation shall be located in the City of Cleveland, Cuyahoga County, Ohio.

THIRD: The purpose for which the Corporation is formed is to be an operating company.

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is 1,000 shares of common stock, without par value.

FIFTH: The Corporation may purchase, from time to time, and to the extent permitted by the laws of Ohio, shares of stock issued by it. Such purchases may be made either in any sale, manner and amount, from such holder or holders of outstanding shares of the Corporation’s stock, and at such prices as the Board of Directors of the Corporation shall from time to time determine, and the Board of Directors is hereby empowered to authorize such purchases from time to time without any vote of the holders of shares of the Corporation’s stock now or hereafter authorized and outstanding at the time of any such purchase.

SIXTH: Notwithstanding any provision of the laws of the State of Ohio requiring a greater percentage, and except as expressly prohibited by law, any action to be taken by the vote of the holders of shares of the Corporation’s stock may be taken by vote of the holders of the shares entitling them to exercise a majority of the voting power of the Corporation’s stock.